CASCADE

                           B A N C O R P

April 9, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Christian Windsor, Special Counsel

Re:	Cascade Bancorp
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-192865

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cascade Bancorp (the “Registrant”) hereby requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement become effective as of 4 p.m., Eastern Time, on April 11, 2014, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Steven M. Haas of Hunton & Williams LLP at (804) 788-7217 with any questions you may have concerning this request. In addition, please notify Mr. Haas when this request for acceleration has been granted. Thank you for your assistance in this matter.

CASCADE BANCORP

By:	/s/ Andrew J. Gerlicher
Name:	Andrew J. Gerlicher
Title:	Executive Vice President, General Counsel
and Corporate Secretary

cc: Steven M. Haas, Esq., Hunton & Williams LLP